UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  May 21, 2007

Commission File Number: 333-141113

BRITANNIA BULK PLC

Dexter House

2nd Floor

2 Royal Mint Court
London  EC3N 4QN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                 Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes    ☐                             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes    ☐                             No    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                             No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRITANNIA BULK PLC

FORM 6-K

Quarterly Report

For the period ended March 31, 2007

INTRODUCTION

We prepare this Quarterly Report as an update to our Annual Report on Form 20-F for the year ended December 31, 2006, referred to herein as the Annual Report, with a focus on the recently completed reporting period for the three months ended March 31, 2007.  As such, this Quarterly Report should be read in conjunction with our Annual Report, which includes detailed analysis of our operations and activities as well as certain risks associated with our business.

CERTAIN DEFINITIONS

We have prepared this report using a number of conventions, which you should consider when reading the information contained herein. Unless otherwise indicated, references in this Quarterly Report to “Britannia Bulk Plc”, “we”, “us”, “our”, and the “Company” refer to Britannia Bulk Plc and our subsidiaries, and references to our fleet refer to the nine drybulk carriers, five barges and four tugs that we currently own. References to “dollars”, “U.S. dollars” and “U.S.$” are to the currency of the United States, references to “euro” and “€” are to the common currency of the member states of the European Union and references to “£” and “sterling” are to the currency of the United Kingdom.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Quarterly Report contains a number of forward looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, with respect to:

•     financial condition;

•     results of operations;

•     competitive position;

•     the features and functions of and markets for the products and services we offer; and

•     our business plan and strategies; and

•     our expectations and beliefs concerning future events.

This Quarterly Report includes “forward-looking statements” as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate”, “intend”, “plan”, “targets”, “projects”, “likely”, “will”, “would”, “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties.  The occurrence of the events described in this Quarterly Report, and the achievement of the expected results associated therewith, depend on many events, some or all of which are not predictable or within our control. Our actual results may differ materially from our expected results.

Factors that may cause our actual results to differ from our expected results include:

•     our ability to timely identify and acquire additional vessels as needed and on terms we deem reasonable;

•     our substantial debt after the offering of our $185 million senior secured notes due 2011, referred to herein as the Notes;

•     our ability to generate cash to service our debt;

•     the extent to which we can implement our business strategy;

•     changes in demand and rate levels for the transportation services we offer, changes in services offered by our competitors, dependence on a limited fleet and concentration on a single market;

•     downtime in any of our vessels as a result of damages, required maintenance or any other difficulties;

•     political and economic factors and recessions in the regions and countries in which we operate;

•     seasonality of the market;

•     restrictive covenants under the Notes;

•     decreases in shipping volumes, including Russian coal for export;

•     compliance with safety and environmental protection and other governmental requirements;

•     increased inspection procedures and strict regulatory controls;

•     escalation of insurance costs;

•     currency exchange risks;

•     catastrophic losses and other liabilities;

•     the arrest of our vessels by maritime claimants;

•     disruption to our business or markets arising from severe weather conditions, natural disasters, international security or public health concerns and acts of terrorism or war;

•     the loss of our key management personnel;

•     legal or other proceedings to which we are subject; and

•     our ability to continue to charter-in vessels as needed at acceptable rates.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

You should not unduly rely on these forward-looking statements in this Quarterly Report, as they speak only as of the date of this Quarterly Report. Except as required by law, we undertake no obligation, and specifically decline any request, to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this Quarterly Report or to reflect the occurrence of unanticipated events.

See the information under the heading “Item 3. Key Information—Risk Factors” in our Annual Report for a discussion of important factors that could affect our financial performance or could cause actual results to differ materially from estimates contained in forward-looking statements. These factors and the other risk factors described in our Annual Report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PART I.  FINANCIAL INFORMATION

ITEM 1.          FINANCIAL STATEMENTS

BRITANNIA BULK PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(Dollars in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2007	2006

Revenues
Contract of affreightment and voyage revenues	$44,961	$40,416
Time charter revenues	12,662	3,309
Demurrage and other revenues	3,682	1,292

Total revenues	61,305	45,017

Operating expenses
Voyage expenses	17,915	17,798
Charter hire expenses	29,340	16,362
Commissions	1,936	829
Vessel operating expenses	3,511	3,201
Depreciation and amortization	2,705	3,319
General and administrative	2,373	1,291
Foreign currency transaction gains and losses, net	80	(43)

Total operating expenses	57,860	42,757

Operating income	3,445	2,260

Minority interest expense	(33)	(9)
Interest income	2,014	73
Interest expense	(5,709)	(414)

(Loss) income before taxes	(283)	1,910

Provision for taxes	(39)	(86)

Net (loss) income	$(322)	$1,824

Weighted average number of common shares outstanding	8,683,357	8,683,079

Basic (loss) earnings per common share	$(0.04)	$0.21

BRITANNIA BULK PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(Dollars in thousands, except share and per share amounts)

	March 31, 2007	December 31, 2006
ASSETS
Current assets
Cash and cash equivalents	$16,212	$17,170
Vessel acquisition account	105,019	138,133
Due from charters, net	12,985	6,717
Inventories	2,077	3,199
Prepaid expenses	4,992	3,724
Other current assets	442	633
Total current assets	141,727	169,576
Vessels and other fixed assets, net	70,655	42,682
Deferred drydocking costs, net	4,528	4,899
	75,183	47,581
Other assets
Investments	68	58
Deposit on vessel	8,422	2,119
Deferred financing costs, net	6,829	6,656
Total assets	$232,229	$225,990

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Current liabilities
Accounts payable	$4,650	$4,571
Accrued expenses and other liabilities	14,197	8,702
Deferred revenue	5,108	4,230
Taxes payable	(64)	450
Total current liabilities	23,891	17,953
Long-term debt, net of current portion	174,086	173,496
Total liabilities	197,977	191,449
Minority interest	140	107
Commitment and contingencies
Shareholders’ equity
10,000,000 shares authorized; 8,683,357 shares issued and outstanding	15,543	15,543
Additional paid-in capital	648	648
Retained earnings	17,921	18,243
Total shareholders’ equity	34,112	34,434
Total liabilities and shareholders’ equity	$232,229	$225,990

BRITANNIA BULK PLC

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(UNAUDITED)

(Dollars in thousands, except share and per share amounts)

			Additional		Total
	Common stock		Paid-in	Retained	Shareholders’
	Shares	Amount	Capital	Earnings	Equity

Balance at December 31, 2005	8,682,357	$15,541	$637	$15,849	$32,027

Net income	—	—	—	2,394	2,394

Issuance of common stock	1,000	2	11	—	13

Balance at December 31, 2006	8,683,357	15,543	648	18,243	34,434

Net income	—	—	—	(322)	(322)

Balance at March 31, 2007	8,683,357	$15,543	$648	$17,921	$34,112

BRITANNIA BULK PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(Dollars in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2007	2006
Cash flows from operating activities
Net (loss) income	$(322)	$1,824
Adjustments to reconcile net (loss) income to
net cash provided by operating activities
Depreciation and amortization	2,705	3,319
Amortization of note discount and debt issuance costs	952	81
Interest income on vessel acquisition account	(1,671)	—
Minority interest	33	9
Changes in operating assets and liabilities
Due from charters	(6,319)	2,413
Inventories	1,122	(1,149)
Prepaid expenses	(1,268)	934
Other current assets	(10)	(380)
Payments for drydockings	(428)	(482)
Accounts payable	79	3,029
Accrued expenses and other liabilities	5,494	(1,912)
Deferred revenue	878	(3,899)
Taxes payable	(272)	129
Net cash provided by operating activities	973	3,916
Cash flows from investing activities
Payments and deposits for vessels and other fixed assets	(1,397)	(579)
Funding from the vessel acquisition account	—	—
Net cash used in investing activities	(1,397)	(579)
Cash flows from financing activities
Payments of deferred financing costs	(534)	—
Repayment of borrowings	—	(3,800)
Issuance of common stock	—	13
Net cash used in financing activities	(534)	(3,787)
Net decrease in cash and cash equivalents	(958)	(450)
Cash and cash equivalents at beginning of period	17,170	6,401
Cash and cash equivalents at end of period	$16,212	$5,951
Supplementary cash flow information
Cash paid for interest	$15	$179
Cash paid for taxes	$19	$—

BRITANNIA BULK PLC

UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2007 AND 2006

1                                         Basis of presentation and general information

The accompanying interim condensed consolidated financial statements include the accounts of Britannia Bulk plc (“Britannia”) and its wholly-owned or controlled subsidiaries (collectively, the “Company”).  These condensed consolidated financial statements are unaudited and have not been reviewed by the Company’s independent registered public accounting firm. These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information.  Accordingly, they do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. In management’s opinion, all adjustments (which include only normal recurring adjustments) considered necessary for a fair presentation have been included. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2006 Annual Report on Form 20-F. The results of operations for these interim periods are not necessarily indicative of the operating results for any future period. All dollar amounts included in the notes to these unaudited financial statements are presented in thousands, except share and per share amounts.

Britannia is incorporated under the laws of the United Kingdom. The Company is a provider of drybulk transportation services with a focus on transporting coal exports from the Baltic region to Northern and Western Europe. The Company’s customers are primarily power companies, coal producers and commodity trading houses, primarily in Northern and Western Europe.

Britannia was founded in 1999 and commenced operations during 2004. The Company’s initial fleet consisted of five vessels which were purchased in 2004 and 2005, and in December 2005 the Company acquired seven tug and barge vessels.  As the Company’s customer awareness has grown, it has been able to further increase its capacity by chartering-in additional tonnage both to fulfill its contracts of affreightment and to take advantage of profit opportunities.

The principal activities of Britannia’s subsidiaries are as follows:

		Country of
Name	Owned	Incorporation	Principal Activity

Britannia Bulkers Plc	99.99%	United Kingdom	Ship operator
BBL Denmark Holding A/S	100.00%	Denmark	Holding company
Britannia Bulk S.A.	100.00%	Panama	Ship owner and operator
Flagship Maritime S.A.	100.00%	Panama	Ship owner and operator
Baltic Navigation Company S.A.	100.00%	Panama	Ship owner and operator
Danmar Shipping S.A.	100.00%	Panama	Ship owner and operator
Northern Star Navigation S.A.	100.00%	Panama	Ship owner and operator
Navigator Bulk Services S.A.	100.00%	Panama	Ship owner and operator
Channel Bulk Services S.A.	100.00%	Panama	Tug owner and operator
Great Belt Shipping Company S.A.	100.00%	Panama	Dormant
Atlantic Bulk Services S.A.	100.00%	Panama	Dormant
Western Bulk Services S.A.	100.00%	Panama	Dormant
International Bulk Services S.A.	100.00%	Panama	Dormant
Unity Bulk Services S.A.	100.00%	Panama	Dormant
Britannia Bulk DK A/S	100.00%	Denmark	Tugs and barges owner & operator
Britannia Bulker A/S	100.00%	Denmark	Ship operator
Svendborg Ship Management A/S	68.00%	Denmark	Ship management (Note 9)
Svendborg Marine Surveyors A/S	100.00%	Denmark	Marine surveyor
Inspecciones Maritimas De Costa Rica S.A	100.00%	Costa Rica	Marine surveyor

Fleet

As of March 31, 2007, the Company owns and operates a fleet of six drybulk vessels, five barges and four tugs.

Vessel Name	dwt	Year Built	Delivery Date	Price

Drybulk Vessels
Explorer II	39,814	1977	November 30, 2004	$2,100
Challenger II	39,814	1977	September 30, 2004	$2,100
Adventure II	38,871	1980	May 27, 2004	$7,100
Voyager II	33,288	1986	November 26, 2004	$13,776
Discovery II	32,813	1984	April 8, 2005	$11,500
Navigator II	69,146	1998	February 27, 2007	$28,500

Barges
Drejoe II	15,709	1991	December 1, 2005	$2,138
Hjortoe II	15,709	1992	December 1, 2005	$2,138
Sioe II	15,709	1991	December 1, 2005	$2,138
Skaroe II	15,709	1992	December 1, 2005	$2,138
Iholm II	9,330	1979	October 2, 2006	$1,400

Tugs
Bregninge II	—	1984	December 1, 2005	$1,584
Troense II	—	1983	December 1, 2005	$1,584
Vindeby II	—	1981	December 1, 2005	$1,584
Vornaes II	—	1970	February 9, 2007	$1,000

2                                         Transactions with related parties

The following are related party transactions not disclosed elsewhere in these condensed consolidated financial statements:

Transactions with related companies under common control

The Company is related to Rainbow Shipping Group Limited (formerly Rainbow Shipping Group plc) (“Rainbow”) by common control.  As of March 31, 2007 and December 31, 2006 the Company’s directors hold a minority interest of Rainbow of 34%.

Transactions with shareholders

During the three months ended March 31, 2007 and 2006 a company controlled by one of the shareholders provided ship brokering services to the Company under a consultancy agreement. These expenses aggregated approximately $25 and $21 for the three months ended March 31, 2007 and 2006, respectively.

3                                         Vessels and other fixed assets and deferred drydocking costs

Vessels and other fixed assets and deferred drydocking costs shown in the accompanying condensed consolidated balance sheets consist of the following:

	March 31, 2007	December 31, 2006

Vessels	$83,796	$54,268
Furniture and fixtures	406	487
Building	661	229
	84,863	54,984

Less accumulated depreciation	(14,208)	(12,302)

	$70,655	$42,682

	March 31, 2007	December 31, 2006

Deferred drydocking costs	$7,994	$7,566
Less accumulated amortization	(3,466)	(2,667)

	$4,528	$4,899

Depreciation and amortization expense for the three months ended March 31, 2007 and 2006 was $2,705 and $3,319 respectively.

4                                         Long term debt

On November 16, 2006 the Company raised $185,000 through a private placement bond issue of 11% Senior Secured Notes (the “Notes”).  The Notes are subject to an Indenture agreement between the Company and Wilmington Trust Company, as trustee for the Note holders (the “Indenture”).  The Notes will mature on December 1, 2011.  The Notes were issued at a discount rate of 93.622%, resulting in net proceeds of $173,201 to the Company.  The Notes accrue interest at a rate of 11% of the principal amount per annum.  Interest on the Notes is payable semi-annually in arrears on December 1 and June 1 of each year, commencing June 1, 2007.

Concurrently with the issuance of the Notes, the Company deposited into a Vessel Acquisition Account the sum of $140,000.  The Vessel Acquisition Account is a secured collateral account administered by the Wilmington Trust Company, for the benefit of the Note holders.  These funds will be released for the purpose of purchasing vessels, subject to certain conditions, including that the vessels become collateral for the Notes.  Amounts in the Vessel Acquisition Account may also be released to make certain interest payments, to make certain capital expenditures and at maturity to repay the Notes or redeem the Notes.  In addition, if, as of December 1, 2008, at least $125,000 of the initial funds deposited in the Vessel Acquisition Account have not been used to purchase additional vessels in accordance with the Indenture, the difference between the funds that have been so expended and the initial deposit must be used to make an offer to purchase the Notes at a price of 101% of the accreted value, plus accrued interest. Any such offered funds that are not used to repurchase Notes in such offer will remain in the Vessel Acquisition Account.  The proceeds deposited into the Vessel Acquisition Account were invested in United States Treasury Bills, which generated interest income of $1,818 for the three months ended March 31,

2007.  The Company has made payments totaling $36,922 related to vessel acquisitions funded from the proceeds held in the Vessel Acquisition Account. Of this amount $28,500 was paid for the Foremost (tbr Navigator II), which the Company took delivery on February 27, 2007. Deposits have also been paid of $3,674 for the Estepona (tbr Endeavor II) in January 2007, $3,673 for the Delray (tbr Endurance II) in February 2007, and $1,075 for the Nikopios (tbr Commander II) in March 2007.

The bonds are secured by a first priority lien for the benefit of the holders of the Notes by (i) the Company’s existing vessels, including five drybulk vessels, five barges and three tugs, (ii) vessels acquired with the net proceeds of the original offering and (iii) related collateral including the Vessel Acquisition Account.

The Company may redeem some or all of the Notes, at its option, in whole or in part at any time after December 1, 2009 at specified redemption prices as defined in the Indenture, with accrued and unpaid interest, if any, to the date of redemption.

Prior to December 1, 2009, the Company, at its option, may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of certain equity offerings at a redemption price of 112.75% of the accreted value of the Notes, plus accrued and unpaid interest to the date of redemption.

If a change of control occurs, subject to certain conditions, the Company must offer the Note holders an opportunity to sell to the Company their exchange Notes at a purchase price of 101% of the accreted value of the Notes, plus accrued and unpaid interest to the date of the purchase.

Within 60 days after December 31, 2007 and each subsequent fiscal year, the Company will be required to use a specified percentage of its excess cash flow, as defined in the Indenture, if such excess cash flow exceeds $5,000, to make a pro rata offer to purchase the bonds at a price equal to 101% of the accreted value thereof plus accrued and unpaid interest to the date of purchase.  The percentage of excess cash flow required to be used to offer to repurchase Notes will be 100% with respect to the initial period ending December 31, 2007 and fiscal year 2008, and thereafter will be 50% for each subsequent fiscal year.  If the amount of the Notes tendered pursuant to such offer is less than the offered excess cash flow amount, such remaining amounts shall be deposited in the Vessel Acquisition Account.

The terms of the Notes contain certain covenants that limit the Company’s ability and that of certain of its subsidiaries to, among other things:

•                  incur or guarantee additional indebtedness;

•                  pay dividends on the Company’s capital stock or redeem, repurchase or retire the Company’s capital stock or subordinated debt;

•                  make investments;

•                  create restrictions on the ability of the Company’s restricted subsidiaries to pay dividends or make other payments to the Company;

•                  transfer or sell the Company’s assets;

•                  engage in transactions with the Company’s affiliates;

•                  create liens on the Company’s assets; and

•                  consolidate, merge or transfer all or substantially all of the Company’s assets and the assets of the Company’s subsidiaries.

These covenants are subject to certain exceptions and qualifications as described in the Indenture.  As of March 31, 2007 and December 31, 2006, the Company was in compliance with all of the covenants contained in the Indenture.

In accordance with the Indenture, on March 9, 2007, the Company filed a registration statement in order to register Exchange Notes for the purpose of offering to exchange the Notes for the Exchange Notes.  The Exchange Notes will be identical to the Notes except that the Exchange Notes will be registered under the United States Securities Act of 1933 and will not have restrictions on transfer, registration rights or provisions for special interest and will contain different administrative terms.  The Exchange Notes will evidence the same debt as the Notes, and the same Indenture will govern the Exchange Notes and the Notes.  The exchange offer was completed on April 12, 2007.

5                                         Revenue from time charters

The Company’s vessels are available for hire. Total revenue earned on time charters for the three months ended March 31, 2007 and 2006 was $12,662 and $3,309, respectively.

Future minimum time charter revenue based on vessels committed to noncancelable time charter contracts are as follows:

For the years ending December 31,

2007	$61,583
2008	$32,850
2009	$13,230

6                                         Commitments

The Company leases office space in London, United Kingdom. Rent expense for the three months ended March 31, 2007 and 2006 was $190 and $31. The length of the lease on the new office occupied from January 2007 is 8 years.

Future minimum lease payments in respect of office space as of March 31, 2007, are as follows:

For the years ending December 31,

2007	$232
2008	$264
2009	$264
2010	$264
2011	$264

The Company has also entered into time charters with various expirations dates through September 2013.  Minimum charter hire payments due for the next five years, including time charters entered into through June 17, 2007, are as follows:

For the years ending December 31,

2007	$49,248
2008	$24,449
2009	$19,513
2010	$16,188
2011	$8,486

7                                         Shareholder’s equity

Earnings per Common Share

Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during the year. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.  For the three months ended March 31, 2007 and 2006, the Company had no dilutive securities.

Anti-dilution

The Company shall not issue any share capital without first offering it to existing shareholders, on identical terms, in proportion to their then shareholdings in the Company unless the Company shall be authorized at a shareholders meeting to do so by members holding not less than 60% in nominal value of the shares issued by the Company.

Share transfers

No shareholder shall assign, transfer, exchange, pledge, mortgage, charge or otherwise encumber or dispose of any interest in any of the shares held by it except as authorized by more than 50% of the shareholders unless the transfer is a compulsory transfer. A compulsory transfer of shares occurs if a shareholder resigns as a director or employee; or on a corporate winding up; or fails to remedy a material breach, as defined in the agreement, within 30 days of notification.

8                                         Contingencies

From time to time the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company, its financial condition, results of operations or cash flows.

In the normal course of business the Company enters into contracts that contain a variety of indemnifications with its customers, suppliers and service providers.  Further, the Company indemnifies its directors and officers who are, or were, serving at the Company’s request in such capacities.  The Company’s maximum exposure under these arrangements is unknown as of March 31, 2007.  The Company does not anticipate recognizing any significant losses relating to these arrangements.

9                                         Subsequent events

On January 16, 2007, the Company entered into a Memorandum of Agreement to purchase a Panamax vessel, the Delray (TBR Endeavor II), dwt 70,000 for $36,735, which was delivered on May 8, 2007.

On February 9, 2007, the Company entered into a Memorandum of Agreement to purchase another Panamax vessel, the Estepona (TBR Endurance II), dwt 70,000 for $36,735, which was delivered on April 10, 2007.

On March 12, 2007, the Company entered into a Memorandum of Agreement to purchase a Handysize vessel, the Nikopios (TBR Commander II), dwt 31,431 for $10,750, which was delivered on May 2, 2007.

In April 2007, the Company entered into an agreement with North-Western Neva Limited, a shareholder, to repurchase 434,168 shares of the Company’s common stock. The total consideration is $7,500 and will be payable in three tranches. The first tranche was for 159,681 shares and closed on April 16, 2007 for consideration of $2,758 in cash. The second tranche is for 159,681 shares and will close on April 15, 2008 for a consideration of $2,758 in cash. The third and final tranche is for 114,806 shares and will close on April 15, 2009 for a consideration of $1,984 in cash.

On May 1, 2007 the Company completed the repurchase of the minority interest holding of 32%  of the shares in Svendborg Ship Management for a total of $160.  The Company previously owned 68% of Svenborg Ship Management.

ITEM 2.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following operating and financial review and prospects should be read in conjunction with our historical consolidated quarterly financial statements and accompanying notes included elsewhere in this Quarterly Report as well as in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2006. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Cautionary Note Regarding Forward Looking Statements” included elsewhere in our Quarterly Report and “Item 3D.-Risk Factors” included in our Annual Report.

Overview

We are an international provider of drybulk transportation services with a focus on transporting drybulk commodities from the Baltic region. Our fleet consists of nine drybulk vessels, five barges and four tugs. We also routinely charter—in additional vessels to increase vessel capacity and maximize overall profitability. We were formed in 1999 and commenced operations in 2004.

We primarily derive our revenues from the transportation of drybulk cargoes, including coal, from the Baltic region. The region represents a niche market in the international drybulk shipping industry, with unique characteristics such as a predominance of short haul trades, substantial regulatory requirements and icy conditions. Drybulk transportation in this region is an expanding market and has increased substantially in recent years due to increased exports of Russian coal to Europe. We are also exploring opportunities to provide our services to existing customers and new customers outside of the Baltic region.

We generate revenue by charging customers for the transportation and distribution of their products utilizing our fleet of owned and chartered-in vessels. These services are generally provided under the following three basic types of contractual relationships: (i) time charters, (ii) COAs and (iii) spot charters. A significant portion of our revenue is earned through COAs. COAs are contracts between a shipper of cargo and a customer pursuant to which the shipper agrees with the customer to transport up to a certain amount of cargo between designated ports. COAs generally provide us with a minimum and maximum tonnage demand at a fixed price for the term of the contract, while our customers receive guaranteed transportation capacity at a fixed price. We believe that the coal trade in the Baltic region often relies on COAs rather than voyage or time charters primarily because of the predominance of short haul trades and the fixed contractual relationships between producers and end users of coal. The terms of the COAs typically range from four weeks to two years. Since COAs do not specify the vessel required to transport the drybulk commodities, we maintain the flexibility to deploy our fleet in the most advantageous and economical manner.

Recent Developments

Acquisitions

During the three months ended March 31, 2007, we acquired the Navigator II, a Panamax vessel, and a tug for an aggregate purchase price of $29.5 million.  We took delivery of the tug and Navigator II on February 9, 2007 and February 27, 2007, respectively.  The Navigator II is a 1998 built, 69,146 DWT vessel and was purchased for approximately $28.5 million. We financed the acquisition of this vessel using proceeds from our offering of Notes.  The tug’s purchase price was $1 million and was purchased with cash available from operations.

Since March 31, 2007, we have also acquired two additional Panamax vessels and a Handysize vessel.  We took delivery of the two Panamax vessels on April 10, 2007 and May 8, 2007, respectively.  The Handysize vessel was acquired on May 2, 2007.  The Panamax vessels are both 1994 built, 70,000 DWT bulkers and were each purchased for $36.7 million.  The Handysize vessel is a 1983 built, 31,431 DWT bulker and was purchased for $10.75 million.  Each of these vessels was financed using a portion of the proceeds that were raised through the sale and issuance of the Notes.

Appointment of New Directors

On May 16, 2007, we announced that two new directors had been appointed to serve on the Company’s Board of Directors.  John Sinders, Jr. and Steve Edmondson were both appointed to replace departing directors, Sergei Zoudov and David Znak.  Mr. Sinders appointment will become effective June 1, 2007 and Mr. Edmondson’s appointment is effective immediately.  Mr. Sinders will serve on the Company’s Audit Committee.

Share Acquisition

On April 12, 2007, we and certain of our major shareholders entered into a share purchase agreement whereby North Western (Neva) Limited agreed to sell all of its outstanding ordinary shares in the Company for approximately $8.25 million. These shares will be purchased by both the Company and each of the other major shareholders that are party to such agreement. Pursuant to the terms of the share purchase agreement, the shares will be sold in three tranches on April 16, 2007 (159,681 shares purchased by us), April 15, 2008 (159,681 shares purchased by us) and April 15, 2009 (114,806 shares to be purchased by us and 44,721 shares to be purchased by the remaining shareholders described above). The effect of this agreement will be to increase the number of shares in the Company which are beneficially owned by Arvid Tage, Serguei Zoudov and David Znak.  On April 16, 2007, we successfully completed the acquisition of 159,681 ordinary shares in the first tranche for approximately $2.75 million.

Acquisition of Minority Interest in Svendborg

On May 1, 2007, we acquired the remaining 32% minority interest stake in Svendborg Ship Management A/S, or Svendborg, for $160,000.  The minority interest was acquired from certain existing Svendborg employees.  Svendborg carries out the critical ship management functions of vessel maintenance, crewing, shipyard supervision and financial management services for our fleet.  Following this acquisition, we now have 18 wholly-owned subsidiaries.

Factors Affecting our Results of Operations

Our operating results depend upon a number of factors, including among other things demand for our services, operational data, voyage revenues and expenses, and vessel operating expenses. In addition, our results of operations are impacted by certain factors as described under “Cautionary Note Regarding Forward Looking Statements” included elsewhere in this Quarterly Report and “Item 3D.—Risk Factors” included in our Annual Report.

Demand for Our Services

Our revenues are primarily dependent upon the demand for drybulk shipping services, principally throughout the Baltic region. The demand for our services is significantly impacted by the demand for movement of our most important cargoes, including coal, fertilizers, steel products, grains and scrap. A material change in the demand for these products can significantly affect our overall fleet utilization and our overall results of operations. For example, demand for coal in the United Kingdom was significantly lower during the first quarter of 2007 and fourth quarter of 2006 as compared with the same periods in 2006 and 2005 due to warmer temperatures throughout Europe. As a result, the reduction in overall demand for coal adversely impacted the number of shipments and volume of coal that we transported during these periods as well as the number of COAs that we entered into for the remainder of 2007.

Operational Data

We believe the following data are important measures affecting our results of operations:

Ownership days.   We define ownership days as the total number of days in a period during which each vessel in our fleet was in our possession, including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Ownership days are an indicator of the overall size of our fleet during a period and affect both the amount of revenues and the amount of expenses that we record during that period.

Available days.   We define available days as the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses “available days” to measure the number of days in a period during which vessels actually generate revenues.

Fleet utilization.   We calculate fleet utilization by dividing the number of our voyage days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

Spot Charter Rates.   Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. Fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

TCE Rates.   We define TCE rates as our revenues (net of voyage expenses and commissions) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters and COAs, because charterhire rates for vessels on voyage charters and COAs are generally not expressed in per-day amounts. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use TCE rates to improve the comparability between period of reported revenues that are generated by the different forms of charter.

Daily vessel operating expenses.   We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by the ownership days for the relevant period.

The following table reflects our ownership days, off hire days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the period indicated.

Vessel Name	Ownership Days	Available Days	Operating Days	Fleet Utilization	TCE Rates		Daily Vessel Operating Expenses

Year ended December 31, 2005
Explorer II	365	365	365	100%	$21,581		$4,381
Challenger II	365	365	365	100%	$19,850		$4,246
Adventure II	365	264	264	100%	$17,952		$4,888
Voyager II	365	365	365	100%	$16,885		$6,372
Discovery II	250	250	250	100%	$12,722		$8,211

Year ended December 31, 2006
Explorer II	365	304	304	100%	$13,748		$5,759
Challenger II	365	318	318	100%	$12,074		$5,102
Adventure II	365	365	365	100%	$12,263		$4,450
Voyager II	365	304	304	100%	$15,484		$6,449
Discovery II	365	365	365	100%	$13,724		$4,924
Tugs & Barges (in aggregate)	365	365	365	100%	$30,345	(2)	$10,317	(2)

Three Months ended March 31, 2007
Explorer II	90	90	90	100%	$12,059		$4,296
Challenger II	90	90	90	100%	$11,231		$4,489
Adventure II	90	90	90	100%	$13,640		$4,434
Voyager II	90	90	90	100%	$19,723		$4,111
Discovery II	90	90	90	100%	$17,584		$5,243
Navigator II (3)	32	31	31	100%	$23,896		$9,615	(4)
Tugs & Barges (in aggregate)	90	90	90	100%	$23,507	(2)	$10,855	(2)

(1)	In connection with the acquisition of the subsidiaries owning these vessels, we assumed drydocking expenses incurred by the previous owners prior to us taking delivery of the vessels.

(2)	Due to the complementary nature of these vessels, we did not prepare separate TCE rates and daily vessel operating expenses but are presenting aggregate values instead.

(3)	We took delivery of this vessel on February 27, 2007.

(4)	A portion of these costs are associated with the acquisition of spares which were required as a result of its joining our fleet.

Voyage Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the dayrates under our charters. These voyage revenues and dayrates may be significantly affected by a number of factors, including the overall size and number of vessels in our fleet; supply and demand in the drybulk transportation market; strategic and successful positioning of vessels to maximize voyage revenues; amount of off-hire time that our vessels experience undergoing drydocking, repairs, maintenance and upgrade work; and the age, condition and specifications of the vessels in our fleet.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins, than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable and more volatile but may enable us to capture increased profit margins during periods of improvements in charter rates. Involvement in this spot charter market increases the relative volatility in our cash flows from operations and exposes us to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters. The drybulk vessels acquired and those to be acquired with the proceeds from the sale and issuance of the Notes will each operate under charters extending for a minimum two-year period commencing on the date we took delivery of such vessel.

Voyage Expenses

We incur voyage expenses that include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on COAs and voyage charters because these expenses are for the account of the vessel owner.

As is common in the shipping industry, we also pay brokerage commissions ranging from 1.25% to 8% of the total daily charterhire or per ton rate of each charter or contract to unaffiliated ship brokers and in-house brokers associated with the customers, depending on the number of brokers involved with arranging the charter or contract. We believe that the amounts and the structures of our commissions are consistent with industry practices.

We expect that the overall amount of our voyage expenses will increase in the future due to the increase in the number of vessels in our fleet.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, insurance, expenses relating to repairs and maintenance, spare and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our fleet. We expect that the amount of our total voyage operating expenses will increase due to the increase in the number of vessels in our fleet.

Depreciation and Amortization

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard for the vessels and barges, and 30 years for the tugs. Depreciation is based on cost less the estimated residual value. We capitalize the costs associated with a drydocking and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 months. Regulations and/or incidents may change the estimated dates of next drydockings. Vessels that are beyond their useful life will be depreciated on a straight-line basis from the date of acquisition to the scheduled date of the next special survey (including any IACS Classification

Society accepted extension). We expect depreciation charges to increase due to the planned expansion of our fleet.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore vessel—related expenses, payroll, office leases, legal and accounting fees, and other general expenses. We expect general and administrative expenses to increase as a result of the expansion of our fleet, growing business and staff, and costs associated with running a public reporting company, including the preparation of disclosure documents, director and employee compensation, incremental director and officer liablilty insurance costs, legal and accounting costs, and costs related to compliance with applicable United States securities laws and accounting principles.

Trend Information

In the first quarter of 2007, our industry experienced a stronger dayrate environment as compared to 2006 resulting in an increase in voyage revenues per vessel in our fleet. Tonnage transported by us also increased in the first quarter of 2007 as result of increased demand for our services, additional chartered-in tonnage and expanding fleet. Our total expenses also increased due to an increase in the number of vessels we charter-in and higher general and administrative costs. We believe that this rise in total revenues, tonnage transported and total expenses are likely to increase in the future as a result of our expanding fleet size and the overall increase in demand for our services.

Lack of Historical Operating Data for Vessels before their acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process performed when we acquire vessels. We do not obtain the historical operating data for the vessels from the sellers as that information is rarely material to our decision to acquire the vessel, nor do we believe it would be helpful to our securityholders in assessing our business or prospects. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, any technical management agreement between the seller’s technical manager and the seller is or will be automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

We typically acquire our vessels free of charter. However, pursuant to the terms of the indenture governing our Notes, we are required to ensure that all vessels acquired with the net proceeds from the sale and issuance of the Notes are subject to a minimum two-year charter.  In addition, we have found it advantageous in certain circumstances to assume a time charter or extend an existing charter on the vessel that we acquire. This determination of whether to assume or novate an existing charter will be made on a case-by-case basis and will depend on the specifics of the charter under consideration as well as the prevailing market at the time of the acquisition.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or free of charter) as the acquisition of an asset rather than a business. Where a vessel has been under a voyage charter, the vessel is frequently, but not in all cases, delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement with the charterer to assume the charter. However, the acquisition of each of the Commander II and Endurance II involved our entering into a novation agreement whereby we agreed to assume the rights and obligation of the seller following our acquisition of the each of the vessels.

The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

We have entered into new charter contracts, or novated existing contracts, with our customers that commenced upon delivery of the vessels to us. In purchasing each vessel, we were required to take the following steps before the vessel could commence operations:

•             replace all hired equipment on board, such as gas cylinders and communications equipment;

•             negotiate and enter into new insurance contracts for the vessel through our insurance brokers;

•             register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag;

•             implement a new planned maintenance program for the vessel;

•             change classifications; and

•             assure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

Results of Operations

Three Months Ended March 31, 2007 Compared to the Three Months Ended March 31, 2006

Voyage Revenues.   Total voyage revenues increased by $16.3 million, or 36%, to $61.3 million for the three months ended March 31, 2007 compared to $45.0 million for the three months ended March 31, 2006. The increase in voyage revenues was largely due to an increase in our total chartered-in tonnage transported, coupled with revenues generated by the delivery of a new Panamax vessel on February 27, 2007.

Our chartered-in tonnage increased to 1,773 days for the three months ended March 31, 2007 from 1,374 days for the three months ended March 31, 2006 resulting from an increase in overall demand in the drybulk shipping market, coupled with strong freight rates. Offsetting this increase in revenues was the reduction in certain charter rates of our owned fleet in connection with the fulfillment of COAs that were entered into when market rates were lower than current levels.

Voyage Expenses.   Total voyage expenses for the three months ended March 31, 2007 were $17.9 million compared with $17.8 million for the three months ended March 31, 2006.

Vessel Operating Expenses.   Total vessel operating expenses for the three months ended March 31, 2007 were $3.5 million compared with $3.2 million for the three months ended March 31, 2006, an increase of $0.3 million or approximately 10%. This overall increase was primarily attributable to our expanding fleet size and expenses associated therewith. Daily vessel operating expenses per vessel (excluding tugs and barges and Navigator II) for the three months ended March 31, 2007 were $4,515 compared with $5,337 for the year ended December 31, 2006, a decrease of $822 or 15%. This decrease is largely a result of the implementation of stronger cost control measures. Total daily operating expenses for the tugs and barges for the three months ended March 31, 2007, in the aggregate, was $10,855 compared to $10,317 for the same period in 2006. The increase is due to the acquisition of additional barges on October 2, 2006 and February 9, 2007, respectively. The daily operating costs for our new Panamax vessel, Navigator II, was $9,615 for the month ended March 31, 2007. However, we anticipate that these costs will be disproportionately high as a result of the acquisition of additional spares in the vessel’s first month in our fleet.

Depreciation and Amortization.   Depreciation and amortization for the three months ended March 31, 2007 was $2.7 million compared with $3.3 million for the three months ended March 31, 2006, a decrease of

$0.6 million, or 18%. This decrease in depreciation and amortization is a result of drydocking costs associated with the Challenger II and Explorer II being fully depreciated at the end of 2006.

General and Administrative Expenses.   General and administrative expenses for the three months ended March 31, 2007 were $2.4 million compared to $1.3 million for the three months ended March 31, 2006, an increase of $1.1 million, or 85%. This increase is largely a result of a substantial increase in payroll and office costs, including the expansion of our management team. Salary costs increased during 2007 by approximately $0.5 million due to the increasing number of our employees, and office costs rose by approximately $0.2 million in 2007 as compared with the same period in 2006 as a result of increased office rents due to new offices in London and Denmark. In addition, we also experienced increased costs associated with business development expenses, and legal and accounting fees.

Interest and Finance Costs.   Interest and finance costs were $6.1 million for the three months ended March 31, 2007 compared to $0.5 million for the three months ended March 31, 2006, an increase of $5.6 million or 1,220%. The substantial increase in these costs was a result of the issuance of the Notes in November 2006.

Interest Income.   Interest income for the three months ended March 31, 2007 was $2.0 million compared to $0.1 million during the three months ended March 31, 2006, an increase of $1.9 million or 1,900%. This increase was a result of interest earned on the unused portion of proceeds from the sale of the Notes and higher cash deposit amounts providing additional interest income.

Liquidity and Capital Resources

Our sources of liquidity include cash balances, cash flow from operations and other debt and equity issuances. Our primary sources of funds for our short-term liquidity needs will be cash flow from operations and available cash balances. Our long-term sources of funds are expected to be a combination of cash from operations, and debt or equity financings. Our liquidity needs fluctuate depending on a number of factors, including costs associated with fuel and port fees, demand for our services and the volume of chartering-in voyages that we may undertake. To date, our principal use of funds has been expenditures to establish and expand our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. Our management believes that its current cash balance and anticipated cash flow from operations will be adequate to meet our short-term liquidity requirements for the next year. Our ability to meet our long-term liquidity requirements will depend in large part on our future performance, which is subject to many factors beyond our control, and our acquisition strategy which may involve the sale and purchase of additional vessels to strengthen our competitive position and maximise our profitability. See “Risk Factors-Risks Related to Our Business” included in our Annual Report.

We have also considered entering into a working capital credit facility and may execute such an agreement should such additional liquidity be advantageous or a preferable form of liquidity. At present, our liquidity requirements have not necessitated an additional source of funding and, as such, we have not entered into any such arrangement with a commercial bank. We will continue to monitor not only our performance and liquidity needs, but also the commercial market, to determine whether a working capital facility would be advantageous or beneficial as we seek to execute our business strategy and growth plans.

Our business is capital intensive and its future success will depend on our ability to maintain our fleet through the acquisition of newer drybulk carriers and the selective sale of older drybulk carriers. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.

On November 16, 2006, we completed a private placement of $185 million in aggregate principal amount of our 11% senior secured notes due 2011. The Notes were issued pursuant to an Indenture in a transaction exempt from the registration requirements under the Securities Act. The Notes were sold within the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States only to non-U.S. persons in reliance on Regulation S under the Securities Act. The

Notes will mature on December 1, 2011 and interest is payable on the Notes on each June 1 and December 1, beginning June 1, 2007. The Notes are guaranteed on a senior secured basis by all of the existing subsidiaries and certain of our future subsidiaries.

Cash Flows from Operating, Investing and Financing Activities

Sources and Uses of Cash for the Three Months Ended March 31, 2007

Our cash and cash equivalents increased to $16.2 million as of March 31, 2007 as compared to $6.0 million as of March 31, 2006. Working capital equals current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $117.8 million as of March 31, 2007 compared with $151.6 million as of December 31, 2006 as a result of the sale and issuance of the Notes. As of March 31, 2007, $105 million remained in the vessel acquisition account for the purchase of additional vessels.

Our net cash from operating activities during the three months ended March 31, 2007 was $1.0 million compared to $3.9 million during the same period in 2006. This decrease was primarily due to an increase in receivables at March 31, 2007 compared to the same period in 2006 coupled with an increase in prepayments relating to the deposits paid on vessels awaiting delivery.

Our net cash used in investing activities increased for the three months ended March 31, 2007 to $1.4 million in comparison to $0.6 million for the three months ended March 31, 2006.  These amounts are a direct result of costs associated with the acquisition of the Navigator II and the purchase price and acquisition costs relating to the purchase of our additional tug in February 2007.

Our net cash used in financing activities was $0.5 million for the three months ended March 31, 2007 compared to $3.8 million during the three months ended March 31, 2006. These amounts relate to deferred financing costs, whereas during the same period in 2006, we repaid approximately $3.8 million in outstanding bank indebtedness.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of March 31, 2007:

	Less than	One to	Three to	More than
	one year	three years	five years	five years	Total

Long-term debt obligations	$—	$—	$185,000	$—	$185,000

Interest payments on long-term debt	15,263	40,700	38,156	—	94,119

Operating lease commitments	232	528	528	1,056	2,344

Charter hire payments	49,248	43,962	24,674	12,695	130,579

Purchase obligations	75,798	—	—	—	75,798

	$140,541	$85,190	$248,358	$13,751	$487,840

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Since the beginning of 2007, we have acquired three Panamax vessels, one Handysize vessel and one tug.  Excluding the purchase price of the tug, which was acquired using cash available from operations, we have expended $112.7 million to acquire these four drybulk vessels.  These drybulk vessel acquisitions were financed with a portion of the net proceeds from the offering of the Notes. In addition, we intend to further expand our fleet with a portion of the remaining net proceeds from the offering of the Notes.

In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. We estimate our drydocking costs through 2011 for the seven vessels, four tugs and five barges currently in our fleet to be:

Year	Estimated Drydocking Costs
($ in millions)
2007	7.0
2008	6.5
2009	7.5
2010	8.0
2011	12.0

The estimated capital expenditures set forth above include approximate costs for 2007, 2008 and subsequent years due to delivery of new vessel acquisitions. We believe that the funding of these costs will be met with cash we generate from operations.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Qualitative and Quantitative Market Risk

Interest Rates.   Historically, we have been subject to limited market risks relating to changes in interest rates, because we did not have significant amounts of floating rate debt outstanding. Following the completion of the offering of Notes and subsequent repayment of all our outstanding debt in 2006, we do not have any material exposure to interest rate changes because we do not expect to have any significant floating rate debt outstanding.

Foreign Exchange Rate Risk.   For the three months ended March 31, 2007, we generated 98% of our revenues in U.S. dollars, and incurred 12% of our operating expenses in currencies other than the U.S. dollar, primarily the British Pound, Euro and Danish Kroner. For accounting purposes, expenses incurred in these non-U.S. dollar currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the British Pound, Euro and Danish Kroners, which could affect the amount of cash flow we generate in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of the company’s significant accounting policies, see Note 2 to the Company’s consolidated financial statements.

Impairment of long-lived assets.   We evaluate the carrying amounts of vessels to determine if events have occurred which would require modification to their carrying values. In evaluating carrying values of vessels, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value plus any unamortized drydocking costs, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

Depreciation.   We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years. We believe that a 25-year depreciable life is consistent with that of other ship owners. Depreciation is based on cost less the estimated residual scrap value. A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted at the date such regulations are adopted.

Deferred drydocking costs.   Our vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessel is operating approximately every 30 months. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard, and the cost of hiring a third party to oversee a drydock.

Allowance for doubtful accounts.   Revenue is based on contracted charter parties and Contracts of Affreightment, and although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

Dividend Payments

For the three months ended March 31, 2007, the Company did not make any dividend payments to its shareholders. Pursuant to the terms of the indenture governing our Notes, we do not intend to declare or pay dividends on our ordinary shares in the foreseeable future. Instead, we intend to invest any future earnings in our operations and servicing our outstanding indebtedness.

Off-Balance Sheet Arrangements

As of March 31, 2007, we did not have any off-balance sheet arrangements, and we currently do not have any off-balance sheet arrangements.

Change in Accounting Principles

For the three months ended March 31, 2007, we did not have any change in our accounting principles.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued SFAS No. 157 (“SFAS 157”) on September 15, 2006. SFAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Previously, guidance for applying fair value was incorporated in several accounting pronouncements. The new statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not add any new fair value measurements, it does change current practice. One such change is a requirement to adjust the value of non-bested stock for the effect of the restriction even if the restriction lapses within one year. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 on January 1, 2008, is not expected to have a material impact on the financial statements of the Company.

In July 2006, the FSAB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for years beginning after December 15, 2006. The Company has performed an assessment and determined that the adoption of FIN 48 will have no material impact on the Company’s consolidated financial statements.

In September 2006, the SEC (“SEC”) issued SAB No. 108 “Considering the Effects of Prior Year Misstatement When Quantifying Misstatements in Current Year Financial Statements”, which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a “rollover” method, which focuses primarily on the income statement impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have an effect on the Company’s results of financial operations or financial position.

Exchange Rates

For a discussion of the impact of currency fluctuations on Britannia’s consolidated results of operations and combined financial position, see “Item 5.—Operating and Financial Review and Prospects”.

The following tables illustrate, for the periods and dates indicated, certain information concerning the Noon Buying Rate for pounds sterling expressed in US dollars per £1.00 and for the euro expressed in US dollars per €1.00. Information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, or Noon Buying Rate. Such rates are provided solely for convenience and no representation is made that U.S. dollars were, could have been, or could be, converted into British Pounds or Euros at these rates or at any other rate. Such rates were not used by Britannia in the preparation of its audited consolidated financial statements included elsewhere in this annual report. The Noon Buying Rate on May 18, 2007 was £1.00 = $1.9755 and €1.00 = $1.3511.

US dollars per £1.00—Noon Buying Rates

	$ per £ Exchange Rate
	Period-end	High	Low	Average (1)
Year ended 31 December,
2006	1.9586	1.9794	1.7256	1.8582
2005	1.7188	1.9292	1.7138	1.8147
2004	1.9160	1.9482	1.7544	1.8356
Month
May 2007 (through May 18, 2007)	1.9755	1.9993	1.9748	1.9866
April 2007	2.0000	2.0061	1.9608	1.9879
March 2007	1.9685	1.9694	1.9235	1.9474
February 2007	1.9613	1.9699	1.9443	1.9589
January 2007	1.9611	1.9847	1.9305	1.9587

US dollars per €1.00—Noon Buying Rates

	$ per € Exchange Rate
	Period-end	High	Low	Average (1)
Year ended 31 December,
2006	1.3197	1.3327	1.1860	1.2661
2005	1.1842	1.3476	1.1667	1.2400
2004	1.3538	1.3625	1.1801	1.2478
Month
May 2007 (through May 18, 2007)	1.3511	1.3616	1.3494	1.3554
April 2007	1.3660	1.3660	1.3363	1.3513
March 2007	1.3374	1.3374	1.3094	1.3246
February 2007	1.3230	1.3246	1.2933	1.3080
January 2007	1.2998	1.3286	1.2904	1.2993

(1)             The average of the Noon Buying Rates on the last day of each month during the relevant period.

PART II.  OTHER INFORMATION

ITEM 1.          LEGAL PROCEEDINGS

We have not been involved in any legal proceedings that we believe are likely to have, or have had a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened that we believe are likely to have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims.

ITEM 1A.       RISK FACTORS

There have not been any material changes to the risk factors affecting us, our business or our industry as previously disclosed in our Annual Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: May 21, 2007	Chief Financial Officer